

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2021

Lee Jacobson
Chief Executive Officer
Robot Cache US Inc.
5910 Pacific Center Boulevard, Suite 310
San Diego, California 92121

> **Re: Robot Cache US Inc.**
> **Offering Statement on Form 1-A**
> **Filed January 28, 2021**
> **File No. 024-11431**

Dear Mr. Jacobson:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2020 letter.

Offering Statement on Form 1-A

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators ("KPIs"), page 40

1. Please disclose the number of total Users, Paying Users and Miners for each quarterly period presented in this chart.

Part F/S
Note 5. Debt, page F-10

2. We note your revised disclosures in response to prior comment 13. Please further revise to disclose the new terms under the June 2019 resolution that provide for the conversion of SAFTs into common stock. Specifically disclose the conversion terms and ratios for the SAFTs and if such terms differ among holders, explain how and why. Lastly,

reconcile your disclosures on page 29 where you state that all SAFTs have been converted into 16,778,821 shares of common stock to the information provided in your interim statement of Shareholders' Equity.

Note 2. Summary of Significant Accounting Policies
Cryptocurrency and Stock Assets, page F-21

3.   We note your response to prior comment 15. Tell us how you determined that measuring the fair value of your investment in THC only at year-end complies with ASC 321-10-35-1 or revise your interim financial statements as necessary.   Also, revise the rollforward for cryptocurrency and investments in THC to ensure that the balances reflected in your footnote disclosures agree to your balance sheet.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Gary J. Ross, Esq.